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TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT
NO. 2
TO
FORM S 3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICAN SPECTRUM REALTY, INC.
(Exact name of Registrant as specified in its charter)

State of Maryland (State or other jurisdiction of incorporation or organization) 52-2258674 (I.R.S. Employer Identification Number)
5850 San Felipe Rd., Suite 450 Houston, Texas 77057 713-706-6200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William J. Carden
Chief Executive Officer
7700 Irvine Center Drive, Suite 555
Irvine, California 92618
949-753-7111
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Howard F. Hart, Esq. Weissmann, Wolff, Bergman, Coleman, Grodin & Evall, LLP 9665 Wilshire Boulevard, Suite 900 Beverly Hills, California 90212 310-858-7888

Prospectus

AMERICAN SPECTRUM REALTY, INC.

Shares of common stock, par value $.01 per share

        The stockholders of American Spectrum Realty, Inc. named in this prospectus may offer and sell up to 181,729 shares of their common stock, par value $.01, as described in this prospectus. The number of shares offered hereby reflects a one-for-four reverse split of our common stock, which became effective on March 2, 2004. The common stock covered by this prospectus are shares that may be issued to the selling stockholders from time to time in exchange for limited partnership interests in American Spectrum Realty Operating Partnership, L.P. that were issued as consideration for the acquisition of properties by that operating partnership or shares that were issued directly to the selling stockholders in connection with acquisitions made directly by American Spectrum Realty, Inc. We have agreed to prepare this prospectus and to register the shares described herein with the Securities and Exchange Commission to facilitate such offers and sales, but such registration does not necessarily mean that any of the common stock covered by this prospectus will be sold. We will not receive any proceeds from sales of the common stock covered by this prospectus.

        The selling stockholders may offer their shares in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, at fixed prices that may be changed from time to time or at privately negotiated prices. Such transactions may be conducted through underwriters, dealers or agents or may be conducted directly by the selling stockholders.

        Our common stock is listed on the American Stock Exchange under the symbol "AQQ." The last reported sale price of our common stock on the American Stock Exchange on May 20, 2004 was $9.60 per share.

        See "Risk Factors" beginning on page 5 for descriptions of certain factors relevant to an investment in the common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2004.

TABLE OF CONTENTS

SUMMARY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
SELLING STOCKHOLDERS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
EXPERTS
LEGAL MATTERS

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common shares, in any jurisdiction where, or to any person to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances create in implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read carefully this entire prospectus before deciding whether to purchase our common stock. See "Where You Can Find More Information" on page 29.

American Spectrum

        We are a Maryland corporation. As of the date hereof, we owned and operated 26 properties located in seven states. The properties include 17 office properties, five industrial properties, one apartment complex, two shopping centers, and one parcel of development land. We plan to expand our business by acquiring additional properties. We expect to focus primarily on the acquisition of office and industrial properties located in Texas, California and Arizona.

        Management continues to consider whether it is in our best interests to elect to be treated as a real estate investment trust, or REIT, as defined in the Internal Revenue Code. Based on our current tax situation, the election will not be made for the 2003 taxable year, but we intend to operate in a manner that will permit us to elect REIT status in the future. In general, a REIT is a company that owns or provides financing for real estate and pays annual distributions to investors of at least 90% of its taxable income. A REIT typically is not subject to federal income taxation on its net income, provided applicable income tax requirements are satisfied. This tax treatment substantially eliminates the double taxation that generally results from investments in a corporation. Double taxation means that taxes are imposed both at the corporate and stockholder level.

        American Spectrum's address and telephone number are 5850 San Felipe Road, Suite 450, Houston, Texas 77057, telephone 713-706-6200.

Consolidation Transaction

        In October 2001, American Spectrum acquired various properties in a consolidation transaction. Pursuant to the consolidation, subsidiaries of American Spectrum merged with eight public limited partnerships and acquired some of the assets and liabilities of two private entities managed by CGS Real Estate Company, Inc. and its affiliates and acquired certain assets and liabilities of CGS and its majority owned affiliates. (Sierra Pacific Pension Investors `84, one of the eight public limited partnerships, is treated as the acquirer for accounting purposes.) Pursuant to the consolidation, partners of the public partnerships received shares in American Spectrum or promissory notes in exchange for their partnership units and owners of existing related entities exchanged ownership interests in real estate for American Spectrum's shares or units in an operating partnership through which American Spectrum owns its properties and conducts its business. This operating partnership was formed for this purpose. American Spectrum is its sole general partner and, as of April 30, 2004, the owner of 87.4% of its partnership interests.

        As used in this prospectus, the terms "American Spectrum," "we" and "us" refer to American Spectrum Realty, Inc. and its subsidiaries, including the operating partnership, unless otherwise indicated.

Shares To Be Offered

        Our articles of incorporation authorize a total of 125 million shares of capital stock, consisting of 100 million shares of common stock, $.01 par value per share, and 25 million shares of preferred stock, $.01 par value per share. At April 30, 2004, we had 1,555,927 shares of common stock outstanding and no preferred stock outstanding. Our number of outstanding shares reflect a one-for-four reverse split of our common stock effective March 2, 2004. Our shares are listed on the American Stock Exchange under the symbol "AQQ."

        The shares covered by this prospectus are 181,729 shares of our common stock (on a post-split basis) which were either issued in connection with the consolidation or are issuable in exchange for operating partnership units issued in connection with the consolidation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information both included and incorporated by reference in this prospectus may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and, as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Forward looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, our level of indebtedness and ability to refinance our debt; the fact that we and our predecessors have had histories of losses in the past; unforeseen liabilities arising from the prior operations of companies or properties acquired in the consolidation; risks inherent in our acquisition and development of properties in the future, including risks associated with our strategy of investing in under-valued assets; general economic, business and market conditions, including the impact of the current economic downturn; changes in federal and local laws and regulations; and increased competitive pressures. These risks and uncertainties, as well as those specifically enumerated in this section, should be considered in evaluating any forward looking statements contained or incorporated by reference herein.

RISK FACTORS

        Before deciding whether to purchase our common stock, an investor should be aware that there are risks involved in any such purchase, including the following:

American Spectrum's high level of debt increases its risk of default and may have a negative impact on the results of operations. This could adversely affect American Spectrum's ability to make distributions and the market price of its common stock.

        American Spectrum's high level of debt increases its risk of default on its obligations and adversely affects American Spectrum's funds from operations and its ability to make distributions to its stockholders. Further, due to the high levels of debt, American Spectrum may be restricted in its ability to refinance some or all of its indebtedness and the terms of any new or refinanced debt may not be as favorable as those of some of its existing indebtedness. American Spectrum has a higher ratio of indebtedness to assets than many REITs. This could adversely affect the market price for American Spectrum's common stock.

American Spectrum will need to refinance mortgage loans and sell properties to meet its obligations.

        American Spectrum expects to require substantial cash to meet its operating requirements, including budgeted capital expenditures. To meet these obligations, American Spectrum will be required to refinance mortgage indebtedness and/or to sell certain properties to provide cash. American Spectrum cannot assure you that it will be successful in refinancing the mortgage indebtedness and that it will have sufficient cash to meet its obligations. In addition, to fulfill American Spectrum's growth strategy, American Spectrum may be required to raise additional cash through debt or equity financing.

There are risks inherent in American Spectrum's acquisition and development strategy. American Spectrum may not make profitable investments.

        American Spectrum plans to pursue its growth strategy through the acquisition and development of additional properties. American Spectrum does not know that this strategy will succeed. American Spectrum may have difficulty finding new properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional properties is subject to many risks.

For instance, if an additional property is in a market in which American Spectrum does not invest, American Spectrum will have relatively little experience in and may be unfamiliar with that new market. Also, American Spectrum's acquisition strategy of investing in under-valued assets subjects American Spectrum to increased risks. American Spectrum may not succeed in turning around these properties. American Spectrum may not make a profit on these investments.

American Spectrum has a history of losses. American Spectrum cannot assure the stockholders that it will become profitable in the future.

        American Spectrum has incurred losses in 2003 and 2002 and on a pro forma basis in 2001 and 2000. American Spectrum cannot assure the stockholders that it will not continue to have losses after depreciation and amortization under generally accepted accounting principles. If American Spectrum is not successful, it will reduce or eliminate the distributions that stockholders receive from American Spectrum.

American Spectrum is responsible for liabilities of entities included in the consolidation. This could require American Spectrum to make additional payments and reduce its available cash.

        Subsidiaries of American Spectrum merged with CGS's majority owned affiliates and the operating partnership and its subsidiaries acquired assets of CGS and some of its subsidiaries. Some of these companies were engaged in the business of serving as general partners of limited partnerships and investing in and managing real properties. As a result of the consolidation, American Spectrum or its subsidiaries may be responsible for liabilities arising out of the prior operations of these entities. These liabilities may include claims asserted in connection with pending litigations against American Spectrum and unknown contingent liabilities. As a result, American Spectrum has expended cash and may expend additional cash to pay these liabilities. Any payments would reduce cash available for distribution to stockholders.

American Spectrum's properties may not be profitable, may not result in distributions and/or may depreciate.

        Properties acquired by American Spectrum:

  •
  may not operate at a profit;

  •
  may not perform to American Spectrum's expectations;

  •
  may not appreciate in value;

  •
  may depreciate in value;

  •
  may not ever be sold at a profit; and/or

  •
  may not result in dividends.

        The marketability and value of any properties will depend upon many factors beyond American Spectrum's control.

Upon expiration of current leases, American Spectrum may not enter into favorable leases.

        Over the next three years, approximately 54% of the square footage of the leases on American Spectrum's industrial, office and shopping center properties will expire. In addition, 19% of American Spectrum's total rentable square footage was vacant as of December 31, 2003. American Spectrum may be unable to enter into leases for all or a portion of this space. If American Spectrum enters into leases, American Spectrum may not do so at comparable lease rates, without incurring additional expenses. If American Spectrum is unsuccessful in leasing the space, or cannot re lease the space at current rental rates or higher rental rates, it could reduce the distributions to stockholders and adversely affect the market price of American Spectrum's common stock.

Real property investments entail risk. These risks could adversely affect American Spectrum's distributions.

        American Spectrum is subject to the risks of investing in real property. In general, a downturn in the national or local economy, changes in the zoning or tax laws or the availability of financing could affect the performance and value of the properties. Also, because real estate is relatively illiquid, American Spectrum may not be able to respond promptly to adverse economic or other conditions by diversifying its real estate holdings.

American Spectrum may invest in joint ventures, which adds another layer of risk to its business.

        American Spectrum may acquire properties through joint ventures, which could subject American Spectrum to risks that may not otherwise be present if investments were made directly by American Spectrum. These risks include the following possibilities: (i) that American Spectrum's joint venture partner may not perform; (ii) that the joint venture partner may have economic or business interests or goals which are inconsistent with or adverse to those of American Spectrum; (iii) that the joint venture partner may take actions contrary to the requests or instructions of American Spectrum or contrary to American Spectrum's objectives or policies and (iv) that the joint venturers may not be able to agree on matters relating to the property they jointly own.

        American Spectrum also may participate with other investors, including, possibly, investment programs or other entities affiliated with management, in investments as tenants-in-common or in some other joint ownership or venture. The risks of such joint ownership may be similar to those mentioned above for joint ventures and, in the case of a tenancy-in-common, each co-tenant normally has the right, if an unresolvable dispute arises, to seek partition of the property, which partition might decrease the value of each portion of the divided property.

American Spectrum could incur unforeseen environmental liabilities.

        Various federal, state and local laws and regulations subject property owners and operators to liability for reporting, investigating, remediating, and monitoring regulated hazardous substances released on or from a property. These laws and regulations often impose strict liability without regard to whether the owner or operator knew of, or actually caused, the release. The presence of, or the failure to properly report, investigate, remediate, or monitor hazardous substances could adversely affect the financial condition of American Spectrum or the ability of American Spectrum to operate the properties. In addition, these factors could hinder American Spectrum's ability to borrow against the properties. The presence of hazardous substances on a property also could result in personal injury or similar claims by private plaintiffs. In addition, there are federal, state and local laws and regulations which impose requirements on the storage, use, management and disposal of regulated hazardous materials or substances. The failure to comply with those requirements could result in the imposition of liability, including penalties or fines, on the owner or operator of the properties. Future laws or regulations could also impose unanticipated material environmental liabilities on American Spectrum in connection with any of the properties. The costs of complying with these environmental laws and regulations for American Spectrum's properties could adversely affect American Spectrum's operating costs and, if contamination is present, the value of those properties.

American Spectrum faces intense competition in all of its markets.

        Numerous properties compete with American Spectrum's properties in attracting tenants to lease space. Additional properties may be built in the markets in which American Spectrum's properties are located. The number and quality of competitive properties in a particular area will have a material effect on American Spectrum's ability to lease space at existing properties or at newly acquired properties and on the rents charged. Some of these competing properties may be newer or better located than American Spectrum's properties. There are a significant number of buyers of properties, including institutional investors and publicly traded REITs. Many of these competitors have significantly greater financial resources and experience than American Spectrum. This has resulted in increased competition in acquiring attractive properties. This competition can adversely affect American Spectrum's ability to acquire properties and increase its distributions.

American Spectrum may never elect REIT status.

        American Spectrum is not required to make a REIT election and the board of directors may determine not to make a REIT election. American Spectrum will be taxed as a C corporation if the board of directors of American Spectrum determines not to make a REIT election, or for any time period before an effective REIT election. If American Spectrum is taxed as a C corporation, it will be subject to a corporate income tax. The stockholders will also have to pay taxes on any distributions they receive. If American Spectrum qualifies as a REIT, it will cease to be taxed as a C corporation.

If American Spectrum fails to qualify as a REIT for tax purposes or does not make a REIT election, American Spectrum will pay federal income taxes at corporate rates.

        American Spectrum's qualification as a REIT depends on meeting the requirements of the Internal Revenue Code and Regulations applicable to REITs. American Spectrum has not requested, and does not plan to request, a ruling from the Internal Revenue Service that it qualifies as a REIT.

        A REIT is subject to an entity level tax for a ten-year period on the sale of property with a fair market value in excess of basis it held upon electing REIT status. If American Spectrum elects REIT status, during the ten-year period following such election, American Spectrum will be subject to an entity level tax on the income it recognizes upon the sale of assets, including all the assets transferred to it as part of the consolidation it held before electing REIT status in an amount up to the amount of the built-in gains at the time American Spectrum becomes a REIT.

        If American Spectrum fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, American Spectrum may be subject to the federal alternative minimum tax and various state income taxes. If American Spectrum qualifies as a REIT and its status as a REIT is subsequently terminated or revoked, unless specific statutory provisions entitle American Spectrum to relief, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if American Spectrum fails to qualify as a REIT or loses its REIT status, the funds available for distributions would be reduced substantially for each of the years involved. In addition, dividend distributions that American Spectrum makes would generally be taxed at income tax rates on ordinary income.

To qualify as a REIT, American Spectrum must meet asset requirements. If American Spectrum fails to meet these asset requirements, it will pay tax as a corporation.

        In order to qualify as a REIT, at least 75% of the value of American Spectrum's assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents and government securities.

        In addition, American Spectrum may not have more than 25% of the value of its assets represented by securities other than government securities and not more than 20% of the value of its total assets represented by the securities of one or more taxable REIT subsidiaries. Additionally, with the exception of securities held in a taxable REIT subsidiary, American Spectrum may not own: (i) securities in any one company (other than a REIT) which have, in the aggregate, a value in excess of 5% of the value of American Spectrum's total assets; (ii) securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer and (iii) securities having a value of more than 10% of the total value of the outstanding securities of any one issuer.

        The 75% and 25% tests are determined at the end of each calendar quarter. If at the end of any calendar quarter (plus a 30 day cure period), American Spectrum fails to satisfy either test, it will cease to qualify as a REIT.

To qualify as a REIT, American Spectrum must meet distribution requirements. If it fails to do so, it will pay tax as a corporation.

        Subject to adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. In the event that American Spectrum does not have sufficient cash, this distribution requirement may limit American Spectrum's ability to acquire additional properties. Also, for the purposes of determining taxable income, the Internal Revenue Code may require American Spectrum to include rent and other items not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, American Spectrum could have taxable income in excess of cash available for distribution. In that case, American Spectrum may have to borrow funds or liquidate some of its assets in order to make sufficient distributions and maintain its status as a REIT or obtain approval from its stockholders in order to make a consent dividend.

American Spectrum must meet limitations on share ownership to qualify as a REIT. These limitations may deter parties from purchasing American Spectrum shares.

        In order to protect its REIT status, the articles of incorporation include limitations on the ownership by any single stockholder of any class of American Spectrum capital stock. The amended and restated articles of incorporation also prohibit anyone from buying shares if the purchase would cause American Spectrum to lose its REIT status. These restrictions may discourage a change in control of American Spectrum, deter any attractive tender offers for American Spectrum shares or limit the opportunity for stockholders to receive a premium for American Spectrum shares.

Future changes in tax law could adversely impact American Spectrum's qualification as a REIT.

        American Spectrum's treatment as a REIT for federal income tax purposes is based on the tax laws currently in effect. American Spectrum is unable to predict any future changes in the tax laws that would adversely affect its status as a REIT. In the event that there is a change in the tax laws that prevents American Spectrum from qualifying as a REIT or that requires REITs to pay corporate level federal income taxes, American Spectrum may not be able to make the same level of distributions to its stockholders. In addition, such change may limit American Spectrum's ability to invest in additional properties.

THE COMPANY

General Description of Business

        American Spectrum Realty, Inc. is a Maryland corporation established on August 8, 2000. American Spectrum is a full service real estate corporation, which owns, manages and operates income-producing properties. As of the date hereof, through its majority owned subsidiary, American Spectrum Realty Operating Partnership, LP, American Spectrum owned and operated 26 properties, which consisted of 17 office properties, five industrial properties, two shopping centers, one apartment complex, and one developmental land property. The properties are located in seven states. American Spectrum plans to expand its business and net assets by acquiring additional properties. American Spectrum will focus primarily on office and industrial properties located in Texas, California and Arizona.

        Substantially all of American Spectrum's assets are held through the operating partnership. American Spectrum is the sole general partner of the operating partnership. As the sole general partner of the operating partnership, American Spectrum generally has the exclusive power under the Partnership Agreement to manage and conduct the business of the operating partnership. American

Spectrum's interest in the operating partnership entitles it to share in cash distributions from, and in profits and losses of, the operating partnership. Holders of limited partnership units in the operating partnership have the same rights to distributions as holders of common stock in American Spectrum. Most of the properties are owned by the operating partnership through subsidiary limited partnerships or limited liability companies.

        At December 31, 2004, American Spectrum held a .88% general partner interest and an 86.5% limited partner interest in the operating partnership. Holders of the operating partnership units have the option to redeem their units and to receive, at the option of American Spectrum, in exchange for each four operating partnership units, (i) one share of common stock of American Spectrum, or (ii) cash equal to the fair market value of one share of common stock of American Spectrum at the date of conversion.

Consolidation Transaction

        In October 2001, American Spectrum acquired various properties in a consolidation transaction. Pursuant to the consolidation, subsidiaries of American Spectrum merged with eight public limited partnerships and acquired the assets and liabilities of two private entities managed by CGS Real Estate Company, Inc. and its affiliates and acquired certain assets and liabilities of CGS and its majority owned affiliates. (Sierra Pacific Pension Investors `84, one of the eight public limited partnerships, is treated as the acquirer for accounting purposes.) Pursuant to the consolidation, partners of the public partnerships received shares in American Spectrum or promissory notes in exchange for their partnership units and owners of existing related entities exchanged ownership interests in real estate for American Spectrum shares or units in the operating partnership.

SELLING STOCKHOLDERS

        The following table lists, as of March 2, 2004, the selling stockholders and the maximum number of shares of common stock that each may sell pursuant to this prospectus. As described elsewhere in this prospectus, the selling stockholders are persons who may receive shares of our common stock in exchange for their operating partnership units. Each selling stockholder listed below may sell all, some or none of the shares listed for such selling stockholder. The selling stockholders may also purchase shares of common stock from time to time. No estimate can be made of the number of shares of common stock that may be sold by the respective selling stockholders or of the number of shares of common stock that will be owned by them at the completion of sales of common stock pursuant to this prospectus.

Selling Stockholder	Number of shares beneficially held prior to offering	Number of shares that may be offered	Number of shares to be owned after completion of offering	Percentage of class to be owned after completion of offering
Lynn Adams Distributing Co., Inc.	485	485		—
Scot L. Adams(1)	107,379	40,066	67,313	4.22%
Larry M. Arnold, Trustee of the Larry and Heather Arnold Family Trust	857	857		—
ASJ, Ltd., a Texas limited partnership(2)	11,382	11,382	—	—
Ted S. Augustine and Almita M. Augustine	485	485	—	—
Thomas M. Bartow and Sandra S. Bartow	242	242		—
Gene K. Beare, Trustee U/I of Gene K. Beare	485	485		—

Carl A. Beckers	728	728	—	—
John R. Bertsch	485	485	—	—
B K T, Inc.(3)	6,310	6,310	—	—
BL & Associates	2,332	2,332		—
Lavern H. Boss and Norma L. Boss	242	242		—
Robert A. Brod	485	485	—	—
Robert F. Brown and Elena Brown	485	485		—
Melvin J. Brucher and Elaine H. Brucher	485	485		—
Patrick A. Byrne(4)	156	156		—
William J. Carden(5)	508,654	650	508,004	30.57%
CGS Real Estate Company, Inc.(6)	123,218	46,726	76,492	4.92%
Corrigan Brothers, Inc.	971	971		—
Dawson L. Davenport(7)	3,920	3,920		—
William T. Davies	485	485		—
Doyle & Doyle Inc.	485	485		—
Bernice R. Dudley, Trustee of the Trust of Bernice R. Dudley	485	485		—
Klaus A. Dueck	242	242		—
Peggy J. Dyer	485	485		—
EDJ Ventures, Ltd., L.P., a Missouri limited partnership	485	485		—
W. Burke Eilers and Lisa A. Cassun Eilers	242	242		—
C. Herbert Emilson	485	485		—
Naomi M. Fast and Wilmer D. Fast, Trustees of the Naomi M. Fast Trust	485	485		—
Naomi M. Fast and Wilmer D. Fast, Trustees of the Wilmer D. Fast Trust	485	485		—
Robert E. Ferris and Diane M. Ferris	485	485		—
David F. Fitchett and Marilyn L. Kirsch	485	485		—
Michael R. Foley Sr.	242	242		—
Mary B. Foley	242	242		—
Raymond D. Fowler and Colleen Fowler	242	242		—

Robert Ritter, Trustee of the Ronald Fritz Trust	485	485		—
Galardi Group, Inc.(8)	220	220		—
John N. Galardi(9)	459,754	914	458,840	29.46%
Hallie H. Gibbs and Karen Gibbs	485	485		—
Bhagwandas D. Gokul	485	485		—
Ronald L. Grapes	242	242		—
Harry Greensfelder, III	156	156		—
Junius Ray Haden, Trustee of the Junius Ray Haden Revocable Trust	485	485		—
Donald L. Hardesty and Irma H. Hardesty	485	485		—
Glen L. Heiser, Trustee of the Glen L. Heiser Revocable Trust	242	242		—
Pierre C. Henry	485	485		—
Tom Hieronymus	485	485		—
Winston Hood	485	485		—
Beverly G. Horne, Trustee of the Roy W. Horne Revocable Living Trust	485	485		—
Thomas G. Hornick and Bernice G. Hornick	242	242		—
James H. Horsburgh and Paula J. Horsburgh	242	242		—
Barbara A. Imseis	121	121		—
Mikhail Y. Imseis	121	121		—
Charles A. Karr and Rosemarie Karr	242	242		—
Naeem Anwar Khan	485	485		—
Loraine Killion	485	485		—
Jean H. Klein	485	485		—
Donald L. Kosten and June L. Kosten	485	485		—
Robert K. Kramer and Evelyn N. Kramer, Trustees of the Robert K. Kramer and Evelyn N. Kramer Living Trust	242	242		—
Thomas V. Lane	78	78		—
Sandra V. Laskody, Trustee of the Sandra V. Laskody Revocable Trust	242	242		—
Lee Family Partnership	485	485		—

Henry R. Light and Rhea M. Light	485	485		—
Desselee Lindsay and Larry Lindsay and Darrell Lindsay	485	485		—
Emma Jane Loding, Trustee of the E. J. Loding Trust	485	485		—
Dorothy J. Long	156	156		—
Dorothy J. Lowry	485	485		—
J. Robert Malone, Trustee of the J. Robert Malone Trust	485	485		—
Jack F. Marlatt, Trustee of the Jack F. Marlatt Revocable Trust	242	242		—
Robert J. Mast	485	485		—
Michael L. Matkins	125	125		—
Michael L. Matkins, Trustee of the Austin James Carden Trust(10)	9,800	9,800		—
Michael L. Matkins, Trustee of the Shane Michael Carden Trust(10)	9,800	9,800		—
Iowa State Bank, Trustee of the Dale H. Mauer Revocable Trust	242	242		—
Sally Maxwell	242	242	—	—
William B. McCready and Ramona McCready	485	485	—	—
James L. McHenry and Jean B. McHenry	242	242
Ellis M. Meeks and Suzanne J. Meeks	485	485	—	—
Rudolph J. Mezosi, Trustee of The Rudolph J. Mezosi Trust 1990	485	485		—
James A. Michaels	78	78		—
Perry Moore and Stella Moore	485	485		—
Jack Perry Neal and Lillian Neal	485	485	—	—
Wilbur L. Nelson and Virginia Nelson	485	485	—	—
Donald Joe Newsom and Claire M. Newsom, Trustees of the Revocable Inter Vivos Trust of Claire M. Newsom	242	242		—
Mildred C. Nooney and Gregory J. Nooney, Jr., Trustees of the Mildred C. Nooney Revocable Trust(11)	485	485		—
Nooney Development Partners, L.P., a Missouri limited partnership(12)	5	5		—

Nooney Rider Trail Associates, L.P., a Missouri limited partnership	2,753	2,753	—
James D. Otto	744	744	—
Robert E. Perkins	507	507	—
W. R. Persons	971	971	—
Gary F. Pevnick and Harriette Pevnick	242	242	—
Daniel L. Pouba and Joyce J. Pouba	485	485	—
Ann M. Price	121	121	—
Ronald E. Price, Trustee of the Ronald E. Price Irrevocable Living Trust	121	121	—
Peter A. Puleo, Trustee of the Peter A. Puleo	971	971	—
Peter J. Rallo and Katherine Rallo	485	485	—
Victor M. Ramirez and M. Krista Ramirez	485	485	—
Puttagunta Ranga	971	971	—
Yagnesh R. Raval and Vandana Y. Raval	485	485	—
Betty L. Reed	121	121	—
Bill J. Reed	121	121	—
William C. Reppart Jr. and Brenda G. Reppart	242	242	—
Ray L. Robbins and Cheryl J. Robbins	242	242	—
John H. Schulte	485	485	—
Fred C. Seaholm, Trustee of the Fred C. Seaholm Trust	242	242	—
Marilyn H Seaholm, Trustee of the Marilyn H. Seaholm Trust	242	242	—
George Seeger & Sons Inc.	485	485	—
Thomas C. Seeger and Margaret Seeger	485	485	—
Scott R. Seyfried	156	156	—
John A. Shiell, Trustee of the John A. Shiell Trust	485	485	—
Diane S. Simon and Jacques E. Simon, Trustees of the Diane S. Simon Trust	485	485	—
Freddie Link Simonds	485	485	—
Deborah Nooney Speier(13)	485	485	—
Allen Spitler M.D. and Norma R. Spitler	242	242	—

K. Rao Sureddi and Seetha Devi Sureddi	485	485	—
Edgar M. Thomas and Edna D. Thomas	485	485	—
Lawrence Ralph Thompson and Lynn Whipple Thompson	485	485	—
DeWayne R. Triplett and Helen M. Triplett, Trustees of the Restatement of the Triplett Trust	242	242	—
William Boyd Ulbrich and Barbara J. Ulbrich	485	485	—
William B. Valen and Isabel Carol Valen	485	485	—
Larry D. VanderWal and Donna J. VanderWal	485	485	—
Murlin B. Talbott, Trustee of the Temple E. Vollmert Revocable Trust	485	485	—
Thomas J. Warhola and Yvonne L. Warhola	485	485	—
Gene A. Weisberg	198	198	—
David A. Wiebe	485	485	—
Dolores M. Copley & Walter H. Wulf, Jr., Co-Trustees of the Walter H. Wulf Revocable Trust	485	485	—
John T. Yarrington	485	485	—

(1)
Ms. Adams is the wife of William J. Carden and may be deemed to beneficially own the shares beneficially owned by Mr. Carden, although she disclaims beneficial ownership of the shares beneficially owned by Mr. Carden, entities he may be deemed to control and trusts for their children. See Note 5 for information about such shares, which are not included for Ms. Adams.

(2)
ASJ, Ltd. may be deemed to be controlled by William J. Carden.

(3)
BKT, Inc. may be deemed to be controlled by Steven M. Speier, a former employee of an affiliate of CGS Real Estate Company, Inc. and the husband of Deborah Nooney Speier. Shares held by Ms. Speier are not included for BKT, Inc.

(4)
Mr. Byrne is the husband of Patricia A. Nooney, the Chief Operating Officer and Treasurer of American Spectrum, and is a former employee of an affiliate of CGS Real Estate Company, Inc. Shares held by Ms. Nooney are not included for Mr. Byrne.

(5)
Shares shown as beneficially owned by Mr. Carden include 78,342 shares held by Mr. Carden, 34,948 shares which Mr. Carden has the right to acquire, 107,379 shares held by his wife, 11,382 shares held by ASJ, Ltd., 123,218 shares held by CGS Real Estate Company, Inc. and 20,600 shares held by each of three trusts for the benefit of his children, as well as 132,785 shares held by other entities he may be deemed to control. Mr. Carden disclaims beneficial ownership of the shares held by his wife and the trusts for the benefit of his children.

(6)
CGS Real Estate Company, Inc, may be deemed to be controlled by William J. Carden and by John N. Galardi. Shares shown as beneficially owned do not include shares held by affiliates, which shares are included for Mr. Carden and Mr. Galardi.

(7)
Mr. Davenport is a former employee of an affiliate of CGS Real Estate Company, Inc.

(8)
Galardi Group, Inc. may be deemed to be controlled by John N. Galardi.

(9)
Shares shown as beneficially owned by Mr. Galardi include 123,218 shares held by CGS Real Estate Company, Inc., 220 shares held by Galardi Group, Inc., as well as 132,785 shares held by other entities he may be deemed to control.

(10)
This trust is for the benefit of a minor child of William J. Carden.

(11)
Mr. Nooney is the general partner of Nooney Development Partners, L.P. and may be deemed to be the beneficial owner of shares held by it and by Nooney Rider Trail Associates, L.P., but such shares are not included for Mr. Nooney.

(12)
Nooney Development Partners, L.P., is the general partner of Nooney Rider Trail Associates, L.P. and may be deemed to be the beneficial owner of shares held by it, but such shares are not included for Nooney Development Partners, L.P.

(13)
Shares held by BKT, Inc. are not included for Ms. Speier. See Note 3.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

        Our articles of incorporation authorize a total of 125 million shares of capital stock, consisting of 100 million shares of common stock, $.01 par value per share, and 25 million shares of preferred stock, $.01 par value per share. The American Spectrum shares are listed on the American Stock Exchange under the symbol "AQQ."

        Effective March 2, 2004, all shares of common stock then outstanding were subject to a one-for-four reverse stock split. After giving effect to this split, at March 2, 2004, American Spectrum had 1,555,442 shares of common stock outstanding and no preferred stock outstanding.

        Stockholders are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such distributions as may be authorized by the board of directors in its discretion from funds legally available for these distributions and declared by American Spectrum. In the event of the liquidation, dissolution or winding up of American Spectrum, stockholders are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any holders of preferred stock. Stockholders have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares entitled to vote thereon.

        American Spectrum shares offered pursuant to this prospectus will be fully paid and non-assessable when issued.

Preferred Stock

        Under our articles of incorporation, the board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. The board of directors may classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. Because the board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of stockholders.

Ownership Limits and Restrictions on Transfer

        If American Spectrum elects REIT status:

  •
  not more than 50% in value of outstanding equity securities of all classes, or equity shares, may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, during the last half of a taxable year;

  •
  the equity shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and

  •
  American Spectrum must satisfy complex requirements with respect to the nature of its income and assets for it to maintain such REIT status.

        To ensure that five or fewer individuals do not own more than 50% in value of the outstanding equity shares, American Spectrum's amended and restated articles of incorporation provide generally that no holder may own, or be deemed to own by virtue of attribution provisions of the Internal

Revenue Code, more than 5% of the issued and outstanding equity shares of American Spectrum referred to as the ownership limit. This limitation will not apply to holders who owned more than the ownership limit at the date of the consummation of the consolidation. The board of directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel, or other evidence satisfactory to the board of directors, in its sole discretion, may waive or change, in whole or in part, the application of the ownership limit with respect to any person that is not an individual, as defined in Section 542(a)(2) of the Code. In connection with any such waiver or change, the board of directors may require such representations and undertakings from such person or affiliates and may impose such other conditions, as the board deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of the proposed transaction or ownership of equity shares on American Spectrum's status as a REIT for federal income tax purposes.

        In addition, the board of directors, from time to time, may increase the ownership limit, except that the ownership limit may not be increased and no additional limitations may be created if, after giving effect thereto, American Spectrum would be "closely held" within the meaning of Section 856(h) of the Code.

        This limitation does not apply to existing stockholders who own more than 5% of American Spectrum shares at the effective date of the consolidation. Prior to any modification of the ownership limit, the board of directors will have the right to require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion, in order to determine or ensure American Spectrum's status as a REIT.

        The ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so that they no longer contain any ownership concentration limitation or if the ownership concentration limit is increased. In addition to preserving American Spectrum's status as a REIT for federal income tax purposes, the ownership limit may prevent any person or small group of persons from acquiring control of American Spectrum.

        Pursuant to the articles of incorporation, if any purported transfer of preferred stock or common stock of American Spectrum or any other event would otherwise result in any person violating the ownership limit or such other limit as provided in the articles of incorporation or as otherwise permitted by the board of directors, then any such purported transfer will be void and of no force or effect with respect to the purported transferee as to that number of shares in excess of the ownership limit or such other limit. We refer to the purported transferee as the prohibited transferee and the shares in excess of the ownership limit as the excess shares. The prohibited transferee shall acquire no right or interest in the excess shares. Any excess shares will be transferred automatically by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by American Spectrum. The transferee will be a person unaffiliated with American Spectrum who is designated by American Spectrum. The automatic transfer will be effective as of the close of business on the business day prior to the date of the transfer. Within 20 days of receiving notice from American Spectrum of the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own such shares without violating the ownership limit or as otherwise permitted by the board of directors. The trustee will distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for the excess shares or the sales proceeds received by the trust for such excess shares.

        In the case of any excess shares resulting from any event other than a transfer or from a transfer for no consideration, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the prohibited owner an amount equal to the lesser of the market price of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the prohibited transferee or prohibited owner, as applicable, will be distributed to the beneficiary. Prior to a sale of any of the excess shares by the trust, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by American Spectrum with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Subject to the Maryland General Corporation Law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority, in its sole discretion to:

  •
  rescind as void any vote cast by a prohibited transferee or prohibited owner, as applicable, prior to the discovery by American Spectrum that such shares have been transferred to the trust; and

  •
  recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary.

However, if American Spectrum has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited transferee or prohibited owner prior to the discovery by American Spectrum that such shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the beneficiary. In the event that the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the ownership limit or such other limit as provided in the articles of incorporation or as otherwise permitted by the board of directors, then the articles of incorporation provide that the transfer of the excess shares will be voided.

        In addition, American Spectrum shares held in trust shall be deemed to have been offered for sale to American Spectrum, or its designee, at a price per share equal to the lesser of:

  •
  the price per share on the transaction that resulted in such transfer to the trust, or, in the case of a gift, the market price at the time of the gift; and

  •
  the market price on the date American Spectrum, or its designee, accepts such offer.

American Spectrum shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to American Spectrum, the interest of the beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited transferee or prohibited owner.

        If any purported transfer of shares of preferred stock or common stock would cause American Spectrum to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

        All certificates issued by American Spectrum representing equity shares bear a legend referring to the restrictions described above.

        The articles of incorporation of American Spectrum also provides that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding equity shares, or such lower percentage as may be set by the board of directors, must file an affidavit with American Spectrum containing information specified in the amended and restated articles of incorporation no later than January 31st of each year. In addition, each stockholder, upon demand, shall be required to disclose to American Spectrum in writing such information with respect to the direct, indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code, as applicable to a REIT, or to comply with the requirements of an authority or governmental agency.

        The ownership limitations described above may have the effect of precluding acquisitions of control of American Spectrum by a third party.

Registrar and Transfer Agent

        The Registrar and Transfer Agent for the American Spectrum shares is Mellon Investor Services, LLC.

FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a general discussion of the material federal income tax considerations material to U.S. persons who hold our common stock. It is not exhaustive of all possible tax considerations. For example, it does not give a detailed discussion of any state, local or foreign tax considerations. The following discussion also does not address all tax matters that may be relevant to prospective stockholders in light of their particular circumstances. Moreover, it does not address all tax matters that may be relevant to stockholders who are subject to special treatment under the tax laws, such as banks, insurance companies, tax-exempt entities, financial institutions, dealers in securities or currency, foreign corporations and persons who are not citizens or residents of the United States, and persons holding our stock as part of a hedging, straddle or similar arrangement.

        The specific tax attributes of a particular stockholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common shares. Therefore, it is essential that each prospective stockholder consult with his or her own tax advisers with regard to the application of the federal income tax laws to the stockholder's personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

        The information in this section is based on the current Internal Revenue Code (referred to in this discussion as the Code), current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion,which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of American Spectrum

        General.    Unless and until American Spectrum elects to be taxed as a REIT, American Spectrum will be taxed as an ordinary corporation and it will be subject to federal income tax on its taxable income at regular corporate rates. Any distribution by American Spectrum to its stockholders will be subject to tax as a dividend at stockholder's respective dividend rates. Management continues to consider whether it is in the best interest of American Spectrum to elect to be treated as a REIT, as defined under the Internal Revenue Code of 1986, as amended. Based on its current tax situation, the election will not be made for its 2003 taxable year. In general a REIT is a company that owns or provides financing for real estate and pays annual distributions to investors of at least 90% of its taxable income. A REIT typically is not subject to federal income taxation on its net income, provided applicable income tax requirements are satisfied. For the tax year 2003, American Spectrum was taxed as a C corporation. The qualification and taxation of American Spectrum as a REIT in the future, should it elect REIT status, will depend upon its ability to meet, through actual annual operating results, distribution levels, share ownership requirements and various qualifications imposed under the Code. Accordingly, American Spectrum cannot predict that the actual results of American Spectrum's operations for any particular year will satisfy the requirements. The provisions of the Code pertaining to REITs are highly technical and complex. Accordingly, we urge you to review this summary with your tax advisor as well as the applicable Code sections, rules and regulations issued thereunder, and administrative and judicial interpretations thereof.

        If American Spectrum qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal corporate income tax on net income that is currently distributed to American Spectrum stockholders. This treatment substantially eliminates the "double taxation" that generally results from investments in a corporation. Double taxation is tax imposed at the corporate level when earned and once again at the stockholder level when distributed.

        Corporate Level Taxation.    Regardless of whether American Spectrum qualifies as a REIT, American Spectrum will be subject to federal income tax in the following circumstances:

  •
  American Spectrum will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

  •
  American Spectrum may be subject to the alternative minimum tax on its items of tax preference.

  •
  If American Spectrum has net income from foreclosure property, it will be subject to tax on this income at the highest corporate rate. Foreclosure property is real property, and any attached personal property acquired as a result of default on a lease of, or on a loan secured by, this property.

  •
  If American Spectrum has net income derived from a prohibited transaction, this income will be subject to a 100% tax. A prohibited transaction is a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of business.

  •
  If American Spectrum should fail to satisfy the 75% gross asset test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or the 95% test.

  •
  If, during each calendar year, American Spectrum fails to distribute at least the sum of:

  •
  85% of its real estate investment trust ordinary income for such year;

  •
  95% of its real estate investment trust capital gain net income for such year, and

  •
  any undistributed taxable income from prior periods,

American Spectrum will be subject to a four percent excise tax on the excess of the required distribution over the amounts actually distributed.

  •
  In addition, a REIT is subject to an entity level tax on the sale of property it held before electing REIT status. During the 10-year period following its qualification as a REIT, American Spectrum will be subject to an entity level tax on the income it recognizes upon the sale of assets, including assets transferred to it as part of the consolidation, it held before electing REIT status, in an amount up to the amount of the built-in-gains at the time American Spectrum becomes a REIT.

        If American Spectrum fails to qualify as a REIT for any taxable year and relief provisions do not apply, American Spectrum will be subject to federal income tax as an ordinary corporation on its taxable income at regular corporate rates. To the extent that American Spectrum would be subject to tax liability for any taxable year, the amount of cash available for satisfaction of its liabilities and for distribution to its stockholders would be reduced. In addition, if American Spectrum fails to qualify as a REIT, distributions made to you, as a stockholder of American Spectrum, generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits. In addition, subject to limitations, certain investors would be eligible for the corporate dividends received deduction. We cannot guarantee that any such distributions would be made. American Spectrum would not be eligible to elect REIT status until the fifth taxable year after the taxable year it failed to qualify as a REIT, unless its failure to qualify was due to reasonable cause and not willful neglect and other requirements were satisfied.

        Requirements for Qualification.    As discussed more fully below, the Code defines a REIT as a corporation, trust or association that:

  •
  is managed by one or more trustees or directors;

  •
  uses transferable shares or transferable certificates to evidence beneficial ownership;

  •
  would be taxable as a domestic corporation, but for sections 856 through 860 of the Code;

  •
  is neither a financial institution nor an insurance company;

  •
  has at least 100 persons as beneficial owners;

  •
  is not closely held as defined in section 856(h) of the Code;

  •
  satisfies other tests that are described below regarding the nature of its assets and income and the amount of its distributions; and

  •
  elects to be a REIT.

        Following the consummation of the consolidation, American Spectrum satisfied the share ownership requirement set forth above. In order to ensure continuing compliance with these ownership requirements, American Spectrum will place restrictions on the transfer of its stock. These restrictions will prevent further concentration of stock ownership. See "Description of Capital Stock—Ownership Limits and Restrictions on Transfer." Moreover, to evidence compliance with these requirements, American Spectrum must maintain records which disclose actual ownership of its outstanding common stock. In fulfilling its obligation to maintain these records, American Spectrum must demand written statements each year from the record holders of designated percentages of its common stock disclosing the actual owners of such common stock. A list of those persons failing or refusing to comply with such demand must be maintained as a part of American Spectrum's records. Although a failure to make such demand to ascertain the actual ownership of its shares will not cause a disqualification of REIT status, a monetary fine will result. A stockholder failing or refusing to comply with American Spectrum's written demand must submit with his or her tax return a similar statement and other information.

        In the case of a REIT that is a partner in a partnership, the Treasury Regulations deem that the REIT owns its proportionate share of the assets of the partnership and is entitled to the income of the partnership attributable to its proportionate share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT retain the same character as in the hands of the partnership for purposes of section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, American Spectrum's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of American Spectrum for purposes of applying the asset and gross income tests described below.

        Income Tests.    In order for American Spectrum to qualify as a REIT, there are currently two requirements relating to American Spectrum's gross income that must be satisfied annually.

        First, at least 75% of American Spectrum's gross income for each taxable year must consist of temporary investment income or of other defined categories of income derived directly or indirectly from investments relating to real property or the mortgages on real property. Subject to various limitations, these categories include:

  •
  rents from real property;

  •
  interest on mortgages on real property;

  •
  gain from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business;

  •
  income from foreclosure property;

  •
  dividends or other distributions on, and gain (other than from prohibited transactions) from the sale or disposition of, shares in other REITs; and

  •
  amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property.

        Second, at least 95% of American Spectrum's gross income for each taxable year must be derived either from income qualifying under the 75% test or from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

        Much of American Spectrum's income will be derived from rent from its properties. Rent from its properties qualifies as "rents from real property" in satisfying the two gross income tests only if the following conditions are met:

  •
  The rent must not be based in whole or in part, directly or indirectly, on the income or profits of any person, not taking into account fixed percentage rents based on receipts or sales;

  •
  Rents received from a tenant will not qualify as "rents from real property" if American Spectrum, or a direct or indirect owner of 10% or more of American Spectrum, owns, directly or constructively, 10% or more of the tenant;

  •
  If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property"; and

  •
  For rents to qualify as "rents from real property," not more than 1% of the rent received for a property may be attributable to operating or managing the property or furnishing or rending services to the tenants of such property, except that American Spectrum may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy in the market, other than services that are considered to be rendered to the occupant of the property.

        American Spectrum intends to conduct its operations so that it will not violate any of the four conditions specified above. American Spectrum does not expect its leases to generate income that would not qualify as rents from real property for purposes of the 75% and 95% income tests.

        If American Spectrum fails to satisfy either or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT if:

  •
  American Spectrum's failure is due to reasonable cause and not willful neglect;

  •
  It reports the nature and amount of each item of its income on a schedule attached to its tax return for such year; and

  •
  The reporting of any incorrect information is not due to fraud with intent to evade tax.

Even if these three requirements are met and American Spectrum is not disqualified as a REIT, a penalty tax would be imposed equal to 100% of the amount by which American Spectrum failed the 75% or 95% test (whichever amount is greater).

        Asset Tests.    For tax years commencing January 1, 2003, at the end of each quarter of American Spectrum's taxable year, at least 75% of the value of its total assets must consist of "real estate assets," cash and cash items (including receivables), and government securities. The balance of American

Spectrum's assets generally may be invested without restriction. However, securities holdings with respect to any one issuer and not within the 75% class of assets generally must not, except with respect to a taxable REIT subsidiary, exceed 5% of the value of American Spectrum's assets or 10% of an issuer's value or outstanding voting securities. In addition, not more than 20% of the value of American Spectrum's total assets may consist of the total value of all of its taxable REIT subsidiaries. The term "real estate assets" includes:

  •
  Real property;

  •
  Interests in real property;

  •
  Leaseholds of land or improvements thereon; and

  •
  Mortgages on any such property or leasehold and any property attributable to the temporary investment of new capital (but only if this investment is in stock or a debt instrument and only for the one year period beginning on the date that American Spectrum receives the capital).

        After initially meeting the asset tests at the close of any quarter, American Spectrum will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter.

        American Spectrum believes that it will satisfy the requirements for the three asset tests described above. American Spectrum intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. In particular, at the end of each calendar quarter, American Spectrum will limit and diversify its ownership of securities as necessary to satisfy the REIT asset tests described above.

        Ownership Tests.    The Code provides the following ownership requirements for qualification as a REIT:

  •
  During the last half of each taxable year, not more than 50% in value of the REIT's outstanding shares may be owned, directly or indirectly (applying attribution rules), by five or fewer individuals (or entities defined in the Code); and

  •
  There must be at least 100 stockholders (without reference to any attribution rules) on at least 335 days of a 12 month taxable year (or a proportionate part of a shorter taxable year).

        These requirements do not apply to the first taxable year for which American Spectrum would make a REIT election. In keeping with these requirements, American Spectrum's articles of incorporation generally prohibit any person or entity from actually, constructively or beneficially acquiring or owning more than 5% of the issued and outstanding American Spectrum capital stock. This limitation does not apply to existing stockholders who own more than 5% of American Spectrum shares as of the effective date of the consolidation.

        Under the articles of incorporation, the Board of Directors may require that each holder of American Spectrum shares disclose to American Spectrum's Board of Directors in writing such information with respect to actual, constructive or beneficial ownership of American Spectrum shares. Treasury Regulations govern the method by which American Spectrum is required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause American Spectrum to fail to qualify as a REIT. We believe that American Spectrum will meet these stock ownership requirements for each taxable year and will be able to demonstrate its compliance with these requirements.

        Distribution Requirements.    American Spectrum must distribute to its stockholders for each taxable year ordinary income dividends in an amount equal to at least:

  •
  90% of the sum of:

  •
  its "real estate investment trust taxable income" (computed before deduction of dividends and excluding any net capital gains) and;

  •
  the excess of net income from foreclosure property over the tax on such income, minus

  •
  excess non-cash income.

        "Real estate investment trust taxable income" generally is the taxable income of a REIT computed as if it were an ordinary corporation, with adjustments specified in the Code. American Spectrum must make distributions in the taxable year to which they relate, or, if declared before the timely filing of American Spectrum's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

        American Spectrum intends to make distributions to stockholders that will meet the 90% distribution requirement. Under some circumstances, however, American Spectrum may not have sufficient funds from its operations to make cash distributions to satisfy the 90% distribution requirement. For example, in the event of the default or financial failure of one or more tenants or lessees, American Spectrum might be required under federal income tax principles to continue to accrue rent for some period of time even though American Spectrum would not currently be receiving the corresponding amounts of cash. Similarly, American Spectrum might not be entitled, under federal income tax principles, to deduct some types of expenses at the time those expenses are incurred. In either case, American Spectrum's cash available for making distributions might not be sufficient to satisfy the 90% distribution requirement. If the cash available to American Spectrum is insufficient to make the necessary distributions, American Spectrum might raise cash by borrowing funds, issuing new securities or selling assets. If American Spectrum ultimately were unable to satisfy the 90% distribution requirement, it would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation.

        If American Spectrum fails to satisfy the 90% distribution requirement as a result of an adjustment to its tax returns by the IRS, under requirements set forth in the Code, it may be able to rectify its failure by paying a "deficiency dividend" (plus a penalty and interest) within 90 days after such adjustment. This deficiency dividend would be included in American Spectrum's deductions for dividends paid for the taxable year affected by such adjustment. The deduction for a deficiency dividend will be denied, however, if any part of the adjustment resulting in the deficiency is attributable to fraud with intent to evade tax or to willful failure to file an income tax return on time.

Taxation of Stockholders

        Taxable Domestic Stockholders.    For any taxable year in which American Spectrum qualifies as a REIT for federal income tax purposes, if you (as a stockholder) are a United States person, you generally will be taxed in the following manner. A United States person generally, is any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation:

  •
  Distributions American Spectrum makes to you generally will be taxed as ordinary income;

  •
  Amounts that you receive that American Spectrum properly designates as capital gain dividends generally will be taxed as long term capital gain, without regard to the period for which you have held American Spectrum shares, to the extent that they do not exceed American Spectrum's actual net capital gain for the taxable year;

  •
  If you are a corporate stockholder, you may have to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations;

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  American Spectrum may elect to retain and pay income tax on its net long term capital gain. If American Spectrum so elects, you will take into income your share of the retained capital gain as long term capital gain and will receive a credit or refund for your share of the tax paid by American Spectrum. In addition, you will increase the basis of your American Spectrum shares by an amount equal to the excess of the retained capital gain included in your income over the tax deemed paid by you;

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  Distributions in excess of American Spectrum's current or accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your American Spectrum shares, but rather will reduce the adjusted basis of your American Spectrum shares. Assuming the shares are a capital asset in your hands, to the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your American Spectrum shares, such distributions will be included in your income as capital gain. The capital gain will be long term capital gain if you have held the American Spectrum shares for more than one year; otherwise, it will be short term capital gain.

Any distribution that is:

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  declared by American Spectrum in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months; and

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  actually paid by American Spectrum in January of the following year, shall be deemed to have been received by each stockholder on December 31 of the calendar year in which the dividend is declared and, as a result, will be includable in your gross income for that taxable year;

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  You may not deduct on your income tax returns any net operating or net capital losses of American Spectrum;

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  Upon the sale or other disposition of your American Spectrum shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of your American Spectrum shares involved in the transaction. The gain or loss will be long term capital gain or loss if, at the time of sale or other disposition, you have held the American Spectrum shares involved for more than one year; otherwise, it will be short term capital gain or loss;

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  If you receive a capital gain dividend with respect to American Spectrum shares that you have held for six months or less at the time of sale or other disposition, any loss by you recognize will be long term capital loss to the extent of the amount of the capital gain dividend that was treated as long term capital gain; and

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  Generally, the redemption of American Spectrum shares by American Spectrum will result in recognition of ordinary income by you unless you "completely terminate" or substantially reduce your interest in American Spectrum, as described in the Code.

        The tax treatment discussed above is a summary of the general rules and may not deal with all of the tax consequences applicable to you in light of your particular investment or other circumstances. Therefore, you should consult your own tax advisors for an explanation of the tax consequences to you of the receipt, ownership, and disposition of American Spectrum shares.

        Tax Exempt Stockholders.    If you are an American Spectrum stockholder and a tax exempt entity, you generally will be taxed in the following manner:

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  Dividends paid by American Spectrum to you generally will not constitute Unrelated Business Taxable Income (UBTI) as defined in section 512(a) of the Code, provided that you have not financed the acquisition of American Spectrum shares with "acquisition indebtedness" within the meaning of section 514(c) of the Code and your American Spectrum shares are not otherwise used in an unrelated trade or business; and

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  If ownership of the shares of American Spectrum is concentrated in certain retirement plan trusts, you may be required to treat a percentage of American Spectrum's distributions as UBTI. The restrictions on ownership of American Spectrum shares in the articles of incorporation will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax exempt entities purchasing American Spectrum shares, absent a waiver of the restrictions by American Spectrum's Board of Directors, as discussed in "Description of Capital Stock ownership limits and Restrictions on Transfer."

        The applicable rules are extremely complex and a tax exempt entity acquiring American Spectrum shares should consult its own tax advisers.

        The tax treatment of distributions by qualified retirement plans, IRAs, Keogh plans and other tax exempt entities is beyond the scope of this discussion. If you are one of these entities, you should consult your own tax advisors regarding such questions.

        Foreign Stockholders.    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, Non U.S. Stockholders) are complex, and we will not try here to provide more than a summary of such rules. A prospective Non U.S. Stockholder should consult with its tax advisers to determine the impact of federal, state and local laws with regard to an investment in American Spectrum shares, including any reporting requirements.

        Assuming that the income from investment in American Spectrum shares will not be effectively connected with your conduct of a United States trade or business, if you are a Non U.S. Stockholder, you generally will be taxed in the following manner:

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  Distributions that are not attributable to gain from sales or exchanges by American Spectrum of United States real property interests and not designated by American Spectrum as capital gain dividends will be treated as dividends of ordinary income to the extent American Spectrum makes such distributions out of current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax and the appropriate documents supporting the claim for treaty benefits are timely furnished to American Spectrum.

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  Distributions in excess of American Spectrum's current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed the adjusted basis of your American Spectrum shares, but rather will reduce the adjusted basis of your American Spectrum shares, but such distributions, nevertheless, may be subject to withholding tax for which a refund may be available;

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  To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your American Spectrum shares, the distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your American Spectrum shares;

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  American Spectrum is permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. To the extent American Spectrum determines that the distributions are to exceed current or accumulated earnings and profits, a 10% withholding tax will apply to each such distributions, which may be refunded to the extent it exceeds your actual U.S. tax liability, provided you furnish required information to the IRS;

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  Distributions that are attributable to gain from sales or exchanges by American Spectrum of United States real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (or, FIRPTA), as amended. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to you as if such gain were effectively connected with a United States business. You would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. Treasury Regulations require American Spectrum to withhold 35% of any distribution that it could designate as a capital gain dividend. You may credit this amount against your FIRPTA tax liability; and

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  Gain that you recognize upon a sale of American Spectrum shares generally will not be taxed under FIRPTA if American Spectrum is a "domestically controlled REIT." American Spectrum currently believes that it will be a "domestically controlled REIT."

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  Gain not subject to FIRPTA nonetheless will be taxable to you if:

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  Your investment in the American Spectrum shares is treated as "effectively connected" with your U.S. trade or business; or

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  You are a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met.

        If you are a foreign corporate stockholder, "effectively connected" gain you realize may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of your American Spectrum shares were to be subject to taxation under FIRPTA, you would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). The purchaser of your American Spectrum shares would be required to withhold and remit to the IRS 10% of the purchase price.

State and Local Taxes

        American Spectrum or its stockholders or both may be subject to state, local or other taxation in various state, local or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the federal income tax consequences discussed above. Consequently, prospective stockholders should consult with their own tax advisers regarding the effect of state, local and other tax laws on an investment in the common stock of American Spectrum.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale from time to time by the persons listed under "Selling Stockholders" of up to 181,729 shares of our common stock. This includes shares of our common stock which we may issue to the selling stockholders in exchange for operating partnership units. We have registered the selling stockholders' shares of common stock for resale to provide them with freely tradeable securities. However, registration of their shares does not necessarily mean that they will offer or sell any of their shares. We will not receive any proceeds from the offering or sale of their shares.

        Selling stockholders (or pledgees, donees, transferees or other successors in interest) may sell the shares of common stock to which this prospectus relates from time to time on the American Stock

Exchange, where our common stock is listed for trading, in other markets where our common stock is traded, in negotiated transactions, through underwriters or dealers, directly to one or more purchasers, through agents or in a combination of such methods of sale. They will sell the common stock at prices which are current when the sales take place or at other prices to which they agree. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock offered hereby will be borne by the selling stockholders.

        The methods by which the shares which are the subject of this prospectus may be sold include: (a) a block trade in which the broker dealer so engaged will attempt to sell such shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker dealer as principal and resale by such broker dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the American Stock Exchange; (e) privately negotiated transactions; and (f) underwritten transactions. The selling stockholders and any underwriters, dealers or agents participating in the distribution of the shares which are the subject of this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such shares by the selling stockholders and any commissions received by any such broker dealers may be deemed to be underwriting commissions under the Securities Act. Such broker dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock offered hereby for whom such broker dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker dealer might be in excess of customary commissions).

        We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker dealer that participates in transactions involving sales of the shares of common stock offered hereby against certain liabilities, including liabilities arising under the Securities Act.

        When a selling stockholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholder and any other required information.

WHERE YOU CAN FIND MORE INFORMATION

        American Spectrum is subject to the reporting requirements of the Securities Exchange Act of 1934, and is required to file reports, proxy statements and other information with the Securities Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549. In addition, American Spectrum has filed a registration statement on Form S 3 under the Securities Act with respect to the securities offered pursuant to this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and financial schedules thereto. Also, you may examine copies of such documents without charge at, or obtain copies of such documents upon payment of prescribed fees from, the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the SEC located at Room 1400, 75 Park Place, New York, New York 10007 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or in certain cases by accessing the SEC's website at http://www.sec.gov.

        Upon receipt of a written request by you or your representative so designated in writing, we will send a copy of any document incorporated herein by reference without charge. All requests should be directed to American Spectrum Realty, Inc., Investor Relations Department, 5850 San Felipe, Suite 450, Houston, Texas 77057.

        Statements contained in this prospectus as to the contents of any contract or other document which is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

        In addition to applicable legal or American Stock Exchange requirements, if any, American Spectrum will send to holders of American Spectrum shares annual reports containing audited financial statements with a report thereon by American Spectrum's independent public accountants.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934, and these documents are incorporated into this prospectus by reference:

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  The Annual Report for American Spectrum on Form 10-K for the year ended December 31, 2003.

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  The definitive Proxy Statement of American Spectrum filed on March 26, 2004 relating to its Annual Meeting of Stockholders to be held on April 28, 2004.

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  The registration of certain classes of securities pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934 for American Spectrum (File Number 001-16785) on Form 8-A filed on November 16, 2001.

        All documents filed by American Spectrum subsequent to the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

EXPERTS

        BDO Seidman, LLP, independent auditors, have audited the consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedules are incorporated by reference in reliance on the report of BDO Seidman, LLP, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

        The legality of the offered common shares and certain tax matters has been passed on for us by Weissmann, Wolff, Bergman, Coleman, Grodin & Evall, LLP, Beverly Hills, California.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Irvine, State of California on the 21st day of May, 2004.

AMERICAN SPECTRUM REALTY, INC.
By:	/s/ WILLIAM J. CARDEN
William J. Carden, Chairman of the Board, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

NAME	CAPACITY	DATE

* William J. Carden	Chairman of the Board, President, Chief Executive Officer and Acting Chief Financial Officer (Principal Executive Officer and Principal Financial Officer)	May 21, 2004
* Timothy R. Brown	Director	May 21, 2004
* Lawrence E. Fiedler	Director	May 21, 2004
* William W. Geary, Jr.	Director	May 21, 2004
/s/ JOHN N. GALARDI John N. Galardi	Director	May 21, 2004
/s/ JOHN F. ITZEL John F. Itzel	Director	May 21, 2004
* Patricia A. Nooney	Senior Vice President and Treasurer (Principal Accounting Officer)	May 21, 2004
*By:	/s/ WILLIAM J. CARDEN William J. Carden, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO Seidman, LLP